

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

October 6, 2016

George H. Kirby
Chief Executive Officer
Ocean Power Technologies, Inc.
1590 Reed Road
Pennington, New Jersey 08534

> **Re: Ocean Power Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 30, 2016**
> **File No. 333-213519**

Dear Mr. Kirby:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to oral comments issued September 28, 2016.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to our oral comment and reissue the comment in part:

   - We note discrepancies between your response letter and your prospectus supplements. For example, you state in your response letter that $293,343 in proceeds was received from your At-the-Market Offering program, however, your prospectus supplement filed on April 26, 2016 states that you received $294,053. You also state in your response letter that $3,949,852 was received from your registered direct offering and yet the prospectus supplement filed on July 21, 2016 indicates that you received $3,098,931 in both your At-the-Market and registered direct offerings. Please advise.

- Additionally, please explain how you calculated the value of gross proceeds from the sale of warrants to purchase 145,952 shares of common stock from your prospectus supplement filed on June 7, 2016. It appears you may have calculated the value of the equity underlying these warrants by using the exercise price of $6.08 instead of the price used to calculate the aggregate market value of the company's outstanding securities, which according to your prospectus supplement was $6.04. Please refer to General Instruction I.B.6 of Form S-3 and the Instruction thereunder for guidance.

Exhibit 5.1

2. Please revise the third paragraph of your legal opinion to clarify which "Agreement" you are referencing, as this terms is not defined.

Please contact Danilo Castelli, Staff Attorney at (202)551-6521 or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: John Lawrence, Esq., General Counsel, Ocean Power Technologies, Inc.
        Kevin Poli, Esq., Porter Hedges LLP